

July 23, 2021

Jonathan Fitzpatrick
President and Chief Executive Officer
Driven Brands Holdings Inc.
440 S. Church Street, Suite 700
Charlotte, NC 28202

>   **Re: Driven Brands Holdings Inc.**
>   **Draft Registration Statement on Form S-1**
>   **Submitted July 22, 2021**
>   **CIK No. 0001804745**

Dear Mr. Fitzpatrick:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Nicholas Lamparski at 202-551-4695 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: John C. Kennedy